Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

STEINWAY MUSICAL INSTRUMENTS, INC.

a Delaware corporation

at

$40.00 Net Per Share

by

PIANISSIMO ACQUISITION CORP.

a wholly owned subsidiary of

PIANISSIMO HOLDINGS CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 18, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Pianissimo Acquisition Corp., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (which we refer to as the “Parent”), which is controlled by Paulson & Co. Inc., a Delaware corporation (which we refer to as the “Sponsor”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (which we refer to as “Steinway”), at a purchase price of $40.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 14, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Steinway. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Steinway (the “Merger”), with Steinway continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly following the expiration of the Offer (which is expected to occur at 12:00 midnight, New York City time, at the end of the day on September 18, 2013, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Offer Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by Steinway or any direct or indirect wholly owned subsidiary of Steinway, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Steinway will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

        The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the Rights Plan Condition, (iii) the Antitrust Condition, and (iv) the governmental authority condition (each of (i) through (iv), as described below). The Minimum Tender Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on September 18, 2013 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least a majority of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Rights Plan Condition requires that Steinway, the board of directors of Steinway and the Rights Agent (as defined below) have taken all necessary actions to ensure that no rights will be issued or exercisable under Steinway’s Rights Agreement, dated September 26, 2011, as amended from time to time (the “Rights Plan”), between Steinway and Continental Stock Transfer & Trust Company, as rights agent (“Rights Agent”), and that the Rights Plan shall have no force or effect with respect to the Transactions (as defined in the Merger Agreement). The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated, and (b) the affirmative approval or clearance of governmental authorities, if required under antitrust laws of Germany, relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger have been obtained. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

After careful consideration, Steinway’s board of directors, consisting of all disinterested directors, among other things, has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Steinway and the holders of Shares, (ii) approved and declared advisable, fair to and in the best interest of the holders of Shares the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in Steinway’s board of directors action regarding this recommendation by virtue of their relationships with potential bidders for Steinway.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

August 21, 2013

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Continental Stock Transfer & Trust Company, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” (provided that if such Shares are direct registration Shares, neither (i) nor (ii) will be required, as provided in the Letter of Transmittal) in each case prior to 12:00 midnight, New York City time, at the end of the day on September 18, 2013, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

*  *  *  *  *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Steinway contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Steinway or has been taken from or is based upon publicly available documents or records of Steinway on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Steinway provided to Parent and Purchaser, or taken from or based upon such documents and records filed with the SEC, are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Steinway Musical Instruments, Inc.
Price Offered Per Share	$40.00 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on September 18, 2013, unless the offer is extended or earlier terminated. See Section 1—“Terms of the Offer.”
Purchaser	Pianissimo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation.

Who is offering to buy my Shares?

Pianissimo Acquisition Corp., or Purchaser, a wholly owned subsidiary of Pianissimo Holdings Corp., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Steinway. Parent is controlled by Paulson & Co. Inc., a Delaware corporation (“Sponsor”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Pianissimo Holdings Corp. alone, the term “Purchaser” to refer to Pianissimo Acquisition Corp. alone and the term “Steinway” to refer to Steinway Musical Instruments, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Steinway on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Steinway common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

i

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Steinway. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger, Steinway would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Steinway have entered into an Agreement and Plan of Merger, dated as of August 14, 2013 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Steinway (the “Merger”).

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we believe we will have sufficient resources available to us. We estimate that we will need approximately $532 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options), to pay related transaction fees and expenses, and to fund working capital at the closing of the Merger (the “Merger Closing”). Parent has obtained commitments from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (together, the “Debt Commitment Parties”) to provide debt financing to Parent (the “Debt Financing”), consisting of a $185 million first lien term loan facility, a $100 million second lien term loan facility and a $75 million senior secured asset-based revolving credit facility (i) to refinance certain existing indebtedness of Steinway, (ii) to fund transaction expenses, (iii) to fund any original issue discount or upfront fees with respect to the Debt Financing and (iv) for working capital needs. Sponsor has provided an equity commitment of up to $227 million to Parent (the “Equity Financing”), which, in addition to the Debt Financing and certain cash on hand of Steinway (with respect to payments subsequent to the completion of the Merger), Parent and Purchaser anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger, and to pay related transaction fees and expenses and fund working capital at the Merger Closing. Funding of the Debt Financing and the Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and the Equity Financing will be provided (including the requirement with respect to the Equity Financing of substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement and the requirement with respect to the Debt Financing of prior or substantially simultaneous funding of the Equity Financing).

If we acquire at least one Share more than 50% of the Shares on a fully-diluted basis in the Offer, we intend to effect the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the

“DGCL”) without a vote of the stockholders of Steinway. However, if (i) we do not complete the Merger within one business day of the closing of the Offer, and (ii) we acquire less than 90% of the Shares on a fully-diluted basis in the Offer, we will exercise the Top-Up Option (as described below), and thereafter effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of Steinway.

Purchaser’s obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not conditioned on Purchaser obtaining sufficient financing under the Debt Financing. However, in the event that we do not receive the proceeds of the Debt Financing or the Equity Financing at the expiration of the Offer, we may not have sufficient funds to consummate the Offer or the Merger. If we do not consummate the Offer as required in accordance with the Merger Agreement, and the Debt Financing is not available, in certain circumstances, Steinway may be entitled to terminate the Merger Agreement and collect a reverse termination fee of $31.15 million.

See Section 9—“Source and Amount of Funds,” Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination Fees,” and Section 15—“Certain Conditions of the Offer.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on September 18, 2013, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

if, at the initial Expiration Date or any later then-scheduled Expiration Date, any condition to the Offer (other than the Minimum Tender Condition) has not been satisfied or waived, Purchaser must extend the Offer, on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) until the condition has been satisfied or waived; and

•

if, at the initial Expiration Date or any later then-scheduled Expiration Date, all conditions to the Offer (with the exception of the Minimum Tender Condition) have been satisfied or waived, Purchaser may, and if requested by Steinway must, extend the Offer in increments of five business days; provided, however that the maximum number of days that the Offer may be extended pursuant to this sentence is 20 business days unless requested or approved by Steinway;

provided, however, that Purchaser shall not be required to extend the Offer beyond December 12, 2013 and any such extension beyond December 12, 2013 shall be subject to (x) Purchaser’s right to irrevocably and unconditionally terminate the Offer if at the then-scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (y) Steinway’s right (exercisable by delivering written notice to Parent and Purchaser no later than one day prior to the then-scheduled Expiration Date) to cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date if at such Expiration Date any condition to the Offer has not been satisfied or waived.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

that there shall have been validly tendered and not validly withdrawn by the Expiration Date that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least a majority of the Shares outstanding on a fully-diluted basis as of the expiration of the Offer (the “Minimum Tender Condition”);

•

that Steinway, the board of directors of Steinway and the Rights Agent have taken all necessary actions to ensure that no rights will be issued or exercisable under the Rights Plan, and that the Rights Plan shall have no force or effect, with respect to the Offer, the Merger or any related transactions (the “Rights Plan Condition”);

•

that (i) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated and (ii) the affirmative approval or clearance of governmental authorities, if required, under Antitrust Laws of Germany relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have been obtained (the “Antitrust Condition”);

•

that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

•

that the representations and warranties of Steinway contained in (i) Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all material respects as of the Expiration Date, (ii) Section 4.4 (Authority Relative to Agreement); Section 4.25 (Takeover Statutes); Section 4.26 (No Vote Required); Section 4.27 (Brokers); and Section 4.28 (KSTW Merger Agreement) of the Merger Agreement shall be true and correct in all material respects as of the Expiration Date, and (iii) the Merger Agreement, other than those sections specifically identified in clauses (i) and (ii), shall be true and correct (disregarding for purposes of this clause (iii) any materiality or “Company Material Adverse Effect” (as defined below) qualifications therein), except with respect to both clause (ii) and clause (iii), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (iii) shall be deemed to have been satisfied even if any representations and warranties of Steinway are not so true and correct unless the failure of such representations and warranties of Steinway to be so true and correct would have, individually or in the aggregate, a Company Material Adverse Effect; provided, further, however, solely for the purposes of clause (i) above, if one or more inaccuracies in the representations and warranties set forth in Section 4.3 (Capitalization) of the Merger Agreement would cause damages or diminution in value to Parent or Purchaser of $5 million or more or would cause the aggregate amount required to be paid by Parent and/or Purchaser to consummate the Transactions (as defined in the Merger Agreement), to increase by $5 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (i) above;

•	that Steinway shall have performed or complied with in all material respects its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement;

•	that since the date of the Merger Agreement, there shall not have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; and

•	that the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The Offer is also subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Steinway, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Shares, (v) except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Shares or (viii) provide any subsequent offering period.

See Section 15—“Certain Conditions of the Offer.”

Have any Steinway stockholders agreed to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of

v

Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, or (B) a completed and signed Letter of Transmittal indicating that you tender all of your direct registration Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or (ii) tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. There is no procedure for guaranteed delivery in the Offer.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

What does the Steinway board of directors think of the Offer?

After careful consideration, Steinway’s board of directors, consisting of all disinterested directors, among other things, has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Steinway and the holders of Shares, (ii) approved and declared advisable, fair to and in the best interest of the holders of Shares, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in Steinway’s board of directors action regarding this recommendation by virtue of their relationships with potential bidders for Steinway.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Steinway.” A more complete description of the reasons for Steinway’s board of director’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Steinway (the “Schedule 14D-9”).

If the Offer is completed, will Steinway continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law and the Shares will cease to be publicly traded.

Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding Shares in the Offer, then Purchaser will be merged with and into Steinway, subject to the satisfaction of certain conditions. If the Minimum Tender Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Steinway’s consent.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Steinway and all of the then outstanding Shares (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including, if applicable, as a result of an exercise of the Top-Up Option (as described below) by Purchaser and Shares owned by Steinway or any direct or indirect wholly owned subsidiary of Steinway, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. If the Minimum Tender Condition is satisfied and we accept and purchase Shares in the Offer, we will effect the Merger without a vote of the stockholders of Steinway.

See Section 11—“The Merger Agreement; Other Agreements.”

If the Merger is consummated, Steinway’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised under Delaware law. See Section 17—“Appraisal Rights.”

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On June 28, 2013, which was the last trading day prior to public reports of the proposed transaction between Steinway and KSTW Acquisition Inc., the reported closing sales price of the Shares on the New York Stock Exchange (“NYSE”) was $30.43. On August 9, which was the last trading day prior to public reports of Purchaser’s August 9 Offer, the reported closing sales price of the Shares on the NYSE was $36.23. On August 9, 2013, Purchaser delivered a binding offer to acquire all of the Shares at $38.00 per share. On August 13, which was the last trading day prior to public reports of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $38.27. The Offer Price represents a premium of approximately 31.4% over the closing stock price on June 28, 2013, a premium of approximately 14.28% over the price offered by KSTW Acquisition Inc., a premium of approximately 10.4% over the closing stock price on August 9, 2013, and a premium of approximately 4.5% over the closing stock price on August 13, 2013. On August 20, 2013, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $40.54.

See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $40.00 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What is the “Top-Up Option” and when will it be exercised?

Immediately following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of Steinway’s stockholders pursuant to Section 251(h) of the DGCL. However, under the Merger Agreement, if (i) we do not complete the Merger within one business day after consummation of the Offer, and (ii) we do not acquire at least one Share more than 90% of the outstanding Shares on a fully-diluted basis in the Offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from Steinway the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option is not exercisable more than once. We refer to this option as the “Top-Up Option.”

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Top-Up Option” and Section 12—“Purpose of the Offer; Plans for Steinway—Merger Without a Vote.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with Delaware law. Holders of Shares must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, as of the Effective Time, each option to purchase shares of Steinway’s common stock (an “Option”) granted under any of Steinway’s Amended and Restated 1996 Stock Plan and Steinway’s 2006 Stock Compensation Plan that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the number of shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, less any required withholding taxes. As a result, as of the Effective Time, all Options will automatically cease to be outstanding and each holder of an Option will cease to have any rights other than the right to receive the Option cash payment.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options; Stock Plans.”

What are the material United States federal income tax consequences of the Offer and the Merger?

If you are a United States Stockholder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the consequences under any applicable state, local or foreign income or other tax laws.

See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-5834 or (212) 750-5833 (call collect). Innisfree M&A Incorporated is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of Common Stock of Steinway Musical Instruments, Inc.

INTRODUCTION

Pianissimo Acquisition Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (which we refer to as “Parent”), which is controlled by Paulson & Co. Inc., a Delaware corporation (“Sponsor”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (which we refer to as “Steinway”), at a purchase price of $40.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of August 14, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Steinway. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Steinway (the “Merger”), with Steinway continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. The closing of the Merger is the “Merger Closing” and the date of the Merger Closing is the “Merger Closing Date.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including, if applicable, as a result of an exercise of the Top-Up Option (as defined below) by Purchaser and Shares owned by Steinway or any direct or indirect wholly owned subsidiary of Steinway, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive $40.00, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Steinway will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of the Options.

Tendering stockholders who are record owners of their Shares and who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the Rights Plan Condition, (iii) the Antitrust Condition, and (iv) the governmental authority condition (each of (i) through (iv), as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on September 18, 2013 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least a majority of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Rights Plan Condition requires that Steinway, the board of directors of Steinway and the Rights Agent (as defined below) have taken all necessary actions to ensure that no rights will be issued or exercisable under Steinway’s Rights Agreement, dated

September 26, 2011, as amended from time to time (the “Rights Plan”), between Steinway and Continental Stock Transfer & Trust Company, as rights agent (“Rights Agent”), and that the Rights Plan shall have no force or effect with respect to the Transactions (as defined in the Merger Agreement). The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated, and (b) the affirmative approval or clearance of governmental authorities, if required, under antitrust laws of Germany relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger have been obtained. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

Amendment No. 3 to the Rights Plan was entered into between Steinway and the Rights Agent on August 14, 2013. This amendment provides that the Merger Agreement and related transactions, including the consummation of the Offer and the Merger, will not cause the rights to become exercisable or cause any of the other protective features afforded to Steinway under the Rights Plan to come into effect.

After consultation with the German Federal Cartel Office, we have determined that no approval or pre-clearance is required under antitrust laws of Germany relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger.

After careful consideration, Steinway’s board of directors, consisting of all disinterested directors, among other things, has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Steinway and the holders of Shares, (ii) approved and declared advisable and in the best interest of the holders of Shares, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in Steinway’s board of directors action regarding this recommendation by virtue of their relationships with potential bidders for Steinway.

A more complete description of Steinway’s board of director’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Steinway’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Transaction” and “Reasons for the Recommendation of the Company Board.”

Steinway has advised Parent that, as of August 8, 2013, (i) 12,548,617 shares of common stock were issued and outstanding, (ii) 132,805 shares of common stock were available for issuance pursuant to Steinway’s 2006 Employees Stock Purchase Plan (the “ESPP”), (iii) 738,179 shares of common stock were available for issuance under Steinway’s Amended and Restated 2006 Stock Compensation Plan (the “2006 Plan”) including outstanding Options to purchase 491,629 shares of common stock pursuant to the 2006 Plan, and (iv) 88,200 shares of common stock were available for issuance under Steinway’s Amended and Restated 1996 Stock Plan (the “1996 Plan” and together with the ESPP and 2006 Plan, the “Stock Plans”), including outstanding Options to purchase 88,200 shares of Company Common Stock pursuant to the 1996 Plan. Options to purchase common stock are referred to herein as “Options.” Assuming that no Shares are issued pursuant to the ESPP after August 8, 2013, no Options are granted under the 2006 Plan or 1996 Plan after August 8, 2013 and that all Options outstanding as of August 8, 2013 are exercised, there would be 13,128,446 Shares outstanding and the Minimum Tender Condition would be satisfied if at least one Share more than 50% of the Shares are validly tendered and not validly withdrawn on or prior to the Expiration Date.

Pursuant to the Merger Agreement, the board of directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of Steinway at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Transactions. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of Steinway’s other stockholders.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is made only for Shares and is not made for any options to purchase Shares. However, you may tender Shares purchased prior to the Expiration Date following the exercise of vested Options.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of the termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition (as defined below), the Rights Plan Condition, the Antitrust Condition, the governmental authority condition and the other conditions described in Section 15—“Certain Conditions of the Offer.”

If, at the initial Expiration Date or any later then-scheduled Expiration Date, any condition to the Offer (other than the Minimum Tender Condition) has not been satisfied or waived, then Purchaser must extend the Offer, on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Purchaser and Steinway may agree) until the condition has been satisfied or waived. If, at the initial Expiration Date or any later then-scheduled Expiration Date, all conditions to the Offer (with the exception of the Minimum Tender Condition) have been satisfied or waived, then Purchaser may, and if requested by Steinway must, extend the Offer in increments of five business days; provided however that the maximum number of days that the Offer may be extended pursuant to this sentence is 20 business days unless requested or approved by Steinway. Notwithstanding the foregoing, Purchaser shall not be required to extend the Offer beyond December 12, 2013.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Steinway, Purchaser cannot (i) reduce the number of shares of common stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of common stock, (v) except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of common stock or (viii) provide any subsequent offering period. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We are not permitted to provide a subsequent offering period for the Offer without the consent of Steinway, and we do not expect to provide or seek Steinway’s consent for a subsequent offering period.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination”.

Purchaser has obtained commitments from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (which we refer to together as the “Debt Commitment Parties”) to provide debt financing to Purchaser (which we refer to as the “Debt Financing”), consisting of a $185 million first lien term loan facility, a $100 million second lien term loan facility and a $75 million senior secured asset-based revolving credit facility. Sponsor has provided an equity commitment of up to $227 million to Parent (which we refer to as the “Equity Financing”).

Immediately following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the DGCL. However, under the Merger Agreement, if (i) we do not complete the Merger within one business day after consummation of the Offer, and (ii) we do not acquire at least one Share more than 90% of the fully-diluted Shares in the Offer, we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from Steinway the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option may not be exercised more than once. Following exercise of the Top-Up Option, we will effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of Steinway.

Steinway has provided us with Steinway’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Steinway’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” (provided that if such Shares are direct registration Shares (“DRS Shares”), neither (A) nor (B) will be required, as provided in the Letter of Transmittal), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date; provided that if such Shares are DRS Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 12:00 midnight on the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares

are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3 (provided that if such Shares are DRS Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions of the Offer may be challenged by Steinway’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Steinway’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Steinway’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Steinway in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a 28% rate. To avoid backup withholding, United States Stockholders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-United States Stockholders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. Non-United States Stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior the Expiration Date. In addition, if we have not made payment for your Shares by October 20, 2013, you may withdraw them at any time until payment is made.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Steinway whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Steinway. The summary is based on current provisions of the Code, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of Steinway in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Steinway following the Offer and the Merger, to holders of equity awards under Steinway’s equity compensation plans, or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation). In addition, this summary does not address taxes other than United States federal income taxes.

For purposes of this summary, the term “United States Stockholder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. The term “Non-United States Stockholder” means a beneficial owner of Shares that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not a United States Stockholder.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

Consequences to United States Stockholders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to United States Stockholders for United States federal income tax purposes. In general, a United States Stockholder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the United States Stockholder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a United States Stockholder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax as short-term capital gains, which are taxed at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations. Under certain circumstances, a newly effective federal Medicare tax of 3.8% may apply on the amount of gain (in addition to any long- or short-term capital gain tax) to a United States Stockholder that is an individual, estate or trust.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

Consequences to Non-United States Stockholders. Except as described in the discussion in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” a Non-United States Stockholder generally will not be subject to United States federal income tax in connection with the exchange of Shares for cash pursuant to the Offer or the Merger, unless:

•

any gain is effectively connected with the Non-United States Stockholder’s conduct of a trade or business within the United States and, if subject to an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Stockholder in the United States;

•

in the case of an individual, the Non-United States Stockholder has been present in the United States for at least 183 days or more in the taxable year of disposition (and certain other conditions are satisfied); or

•

Steinway is or has been a “United States real property holding corporation” (“USRPHC”), for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the disposition and the Non-United States Stockholder’s holding period for its Shares and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-United States Stockholder held, directly or indirectly, at any time during such period, more than 5% of the issued and outstanding Shares.

Income that is effectively connected with the conduct of a United States trade or business by a Non-United States Stockholder generally will be subject to regular United States federal income tax in the same manner as if it were realized by a United States Stockholder. In addition, if such Non-United States Stockholder is a corporation, any effectively connected earnings and profits (subject to adjustments) may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

If an individual Non-United States Stockholder is present in the United States for at least 183 days during the taxable year of disposition, the Non-United States Stockholder may be subject to a flat tax rate of 30% (or a lower applicable treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of Shares (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses.

The determination of whether Steinway is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests. No determination has been made as to whether Steinway is or has been a USRPHC for United States federal income tax purposes during the time period described in the third bullet point above. However, so long as the Shares are considered to be “regularly traded” (as described in the third bullet point above) at any time during the calendar year, a Non-United States Stockholder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-United States Stockholder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in the third bullet point above. A Non-United States Stockholder may, under certain circumstances, be subject to withholding in an amount equal to 10% of the gross proceeds on the sale or disposition of Shares. However, as we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger. A Non-United States Stockholder who owns (actually or constructively) more than 5% of the total outstanding Shares should consult its tax advisor concerning the United States federal income tax consequences to it if Steinway were determined to be a USRPHC.

Backup Withholding. A stockholder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the New York Stock Exchange (the “NYSE”) under the symbol “LVB.” The Shares have been listed on the New York Stock Exchange since 1996. Steinway advised Parent that, as of August 8, 2013, (i) 12,548,617 shares of common stock were issued and outstanding, (ii) 132,805 shares of common stock were available for issuance pursuant to Steinway’s 2006 Employees Stock Purchase Plan (the “ESPP”) (iii) 738,179 shares of common stock were available for issuance under Steinway’s Amended and Restated 2006 Stock Compensation Plan (the “2006 Plan”), including outstanding Options to purchase 491,629 shares of common stock pursuant to the 2006 Plan, and (iv) 88,200 shares of common stock were available for issuance under Steinway’s Amended and Restated 1996 Stock Plan (the “1996 Plan” and together with the ESPP and 2006 Plan, the “Stock Plans”), including outstanding Options to purchase 88,200 shares of Company Common Stock pursuant to the 1996 Plan. The Shares constitute the only outstanding class of securities of Steinway or its subsidiaries registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, (i) 1,884,803 Shares were held in treasury, (ii) no shares of Steinway’s Class A common stock were issued and outstanding, (iii) no shares of Steinway’s preferred stock were issued and outstanding and (iv) no Shares were held by a wholly owned subsidiary of Steinway.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NYSE.

	High	Low
Year Ended December 31, 2011
First Quarter	$22.53	$18.69
Second Quarter	28.63	19.77
Third Quarter	29.30	20.20
Fourth Quarter	28.72	20.71

Year Ended December 31, 2012
First Quarter	$26.97	$24.00
Second Quarter	26.19	21.57
Third Quarter	26.70	22.49
Fourth Quarter	24.94	20.61

Year Ended December 31, 2013
First Quarter	$24.02	$20.99
Second Quarter	30.69	23.72
Third Quarter	41.60	35.00

On June 28, 2013, which was the last trading day prior to public reports of the proposed transaction between Steinway and KSTW Acquisition Inc., the reported closing sales price of the Shares on the NYSE was $30.43. On August 9, which was the last trading day prior to public reports of Purchaser’s August 9 Offer, the reported closing sales price of the Shares on the NYSE was $36.23. On August 9, 2013, Purchaser delivered a binding offer to acquire all of the Shares at $38.00 per share. On August 13, which was the last trading day prior to public reports of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $38.27. The Offer Price represents a premium of approximately 31.4% over the closing stock price on June 28, 2013, a premium of approximately 14.28% over the price offered by KSTW Acquisition Inc., a premium of approximately 10.4% over the closing stock price on August 9, 2013, and a premium of approximately 4.5% over the closing stock price on August 13, 2013. On August 20, 2013, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $40.54.

Steinway did not declare or pay any dividends with respect to common stock during any of the periods indicated in the table above. According to Steinway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, Steinway does not anticipate paying cash dividends on its common stock in the foreseeable future. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Steinway.

Except as specifically set forth herein, the information concerning Steinway contained in this Offer to Purchase has been taken from or is based upon information furnished by Steinway or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Steinway’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Steinway, formerly Selmer Industries, Inc., was organized in 1993 as a Delaware corporation. Steinway’s principal offices are located at 800 South Street, Suite 305, Waltham, Massachusetts 02453 and its telephone number is (781) 894-9770. The following description of Steinway and its business has been taken from Steinway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and is qualified in its entirety by reference to such Form 10-K. Steinway manufactures and sells musical instruments, including pianos and band and orchestral instruments.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Steinway is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Steinway’s directors and officers, their remuneration, and Options granted to them, the principal holders of Steinway’s securities, any material interests of such persons in transactions with Steinway and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on December 28, 2012. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Steinway, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent and Purchaser are both Delaware corporations formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing and Debt Financing in connection with the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the Equity Financing and Debt Financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser will cease to exist and Steinway will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. Parent is controlled by Sponsor. Sponsor is a Delaware corporation and its principal business is the management of investment funds and accounts, specializing in event-driven arbitrage strategies. Sponsor has provided an equity commitment of up to $227 million to Parent. See Section 9—“Source and Amount of Funds.”

The office address of each of Purchaser, Parent and Sponsor is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, New York 10020 and the telephone number is (212) 956-1221. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors and executive officers of Purchaser, Parent and Sponsor are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I or Schedule II hereto, (i) none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Steinway (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations). Pursuant to the Equity Commitment Letter, Sponsor has committed an aggregate amount up to $227 million as capital to Parent for the purpose of funding a portion of the aggregate Offer Price.

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Steinway or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Steinway or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; (iv) the Offer is not subject to any financing condition; and (v) we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to pay related transaction fees and expenses, and to fund working capital at the Merger Closing will be approximately $532 million. Purchaser anticipates funding these payments with a combination of the Debt Financing and the Equity Financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of Steinway. Funding of the Debt Financing and the Equity Financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the Debt Financing and the Equity Financing will be provided (including the requirement with respect to the Equity Financing of substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement and the requirement with respect to the Debt Financing of prior or substantially simultaneous funding of the Equity Financing).

Purchaser’s obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not conditioned on Purchaser obtaining sufficient financing under the Debt Commitment Letter. However, in the event that we do not receive the proceeds of the Debt Financing or the Equity Financing at the expiration of the Offer, we may not have sufficient funds to consummate the Offer or the Merger. If we do not consummate the Offer as required in accordance with the Merger Agreement, and the Debt Financing is not available, in certain circumstances, Steinway may be entitled to terminate the Merger Agreement and collect a reverse termination fee of $31.15 million (the “Reverse Termination Fee”). Steinway has agreed that our obligation to pay Steinway the Reverse Termination Fee is the sole and exclusive remedy of Steinway against Parent, Purchaser, Guarantor (as defined below), the Debt Commitment Parties or any of our or their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, subject to Steinway’s right to specific performance provided for in the Merger Agreement.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination Fees” and “—Availability of Specific Performance.”

Sponsor has delivered a limited guaranty (the “Guaranty”) for the benefit of Steinway, guaranteeing the payment of the Guaranteed Obligations (as described below), if, as and when such obligations become payable under the Merger Agreement. The aggregate limitation on the liability of Sponsor for these obligations under the Guaranty is $31.15 million. By its acceptance of the benefits of the Guaranty, Steinway acknowledged and agreed that recourse against the Sponsor under the Guaranty is the sole and exclusive remedy of Steinway against the Guarantor or any person related to the Guarantor, except for certain claims under the Confidentiality Agreement (as described in Section 11—“The Merger Agreement; Other Agreements—Confidentiality Agreement), the Equity Commitment Letter and the Merger Agreement.

As of the date of the Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing or the Equity Financing described herein is not available.

Under the Merger Agreement, Parent and Purchaser are permitted to amend, replace, supplement or otherwise modify or grant waivers of any of its rights under the financing commitments and/or substitute other debt or equity financing for all or any portion of the Debt Financing or Equity Financing from the same and/or alternative financing sources without the written consent of Steinway, unless such amendment, replacement, supplement or other modification or waiver would:

•

reduce the aggregate amount of the financing (unless the Equity Financing (as described below) or Debt Financing (as described below), as the case may be, is increased by an amount corresponding to such reduction on substantially the same terms);

•

impose new or additional conditions precedent or expand, amend or modify any of the conditions to the financing (unless such conditions precedent or contingencies to the financing would not be materially adverse to Parent, Purchaser or Steinway; or

•

(i) prevent or materially impede or delay the Merger Closing or (ii) adversely impact the ability of Parent or Purchaser to enforce their respective rights against the other parties to the Debt Commitment Letter.

Equity Financing. Parent has received an equity commitment letter, dated August 14, 2013 (which we refer to as the “Equity Commitment Letter”), from Sponsor, pursuant to which Sponsor has provided an equity commitment of up to $227 million for the purpose of funding a portion of the aggregate Offer Price (if applicable) and the aggregate Per Share Merger Consideration (as defined below) required to be paid pursuant to the Merger Agreement and related fees and expenses pursuant to the Merger Agreement. Pursuant to the Equity Commitment Letter, to fund such commitment, Sponsor will cause the purchase, directly or indirectly, through one or more intermediate entities, of equity securities of Parent. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” Steinway is an express third-party beneficiary to the Equity Commitment Letter and has the following enforcement rights (and only the following enforcement rights) under the Equity Commitment

Letter: (i) the right to seek specific performance of Parent’s obligation to enforce Sponsor’s obligation to cause the funding of the equity commitment set forth in the Equity Commitment Letter in accordance with the terms of the Equity Commitment Letter and in accordance with certain provisions of the Merger Agreement and (ii) the right to directly seek specific performance of Sponsor’s obligation to cause the funding of the equity commitment set forth in the Equity Commitment Letter under the circumstances, and only under the circumstances, in which Steinway would be permitted by clause (i) and certain provisions related to specific performance in the Merger Agreement to obtain specific performance requiring Parent to enforce Sponsor’s obligation to fund such equity commitment. Sponsor may allocate a portion of the Equity Financing to its affiliates and certain other parties approved by Steinway; provided that such allocation shall not relieve the Sponsor of its obligations under the Equity Commitment Letter, including its obligation to cause the funding of the full amount.

The funding of the equity commitment under the Equity Commitment Letter is subject to (i) the satisfaction or waiver of all the conditions to Parent’s and Purchaser’s obligations to consummate the Offer (other than conditions that by their nature are to be satisfied at the Offer Closing, but subject to the prior or substantially concurrent satisfaction or waiver in writing of those conditions) and (ii) the substantially contemporaneous funding of the Debt Financing.

The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (b)(2) to the Schedule TO filed with the SEC, and is incorporated herein by reference.

Debt Financing. Parent received a debt commitment letter, dated August 14, 2013 (which we refer to as the “Debt Commitment Letter”), from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (together, the “Debt Commitment Parties”) to provide debt financing to Parent. The Debt Commitment Letter provides an aggregate of $360 million in debt financing to Parent (the “Debt Financing” and, together with the Equity Financing, the “Financing”), consisting of a $185 million first lien term loan facility, a $100 million second lien term loan facility and a $75 million senior secured asset-based revolving credit facility (i) to refinance certain existing indebtedness of Steinway, (ii) to fund transaction expenses, (iii) to fund any original issue discount or upfront fees with respect to the Debt Financing and (iv) for working capital needs. The Debt Commitment Parties may invite other banks, financial institutions and institutional lenders to participate in the Debt Financing described in the Debt Commitment Letter and to undertake a portion of the commitments to provide such Debt Financing.

The initial borrower under the term facilities contemplated by the Debt Commitment Letter will be Purchaser, and upon consummation of the Merger, the rights and obligations under the term facilities will be assumed by Steinway (each of Purchaser prior to the Merger, and the Surviving Corporation after the Merger, the “Borrower”). The initial borrower under the revolving facility contemplated by the Debt Commitment Letter will be Purchaser, and upon consummation of the Merger, the rights and obligations under the revolving facility will be assumed by Steinway and certain direct and indirect subsidiaries of Purchaser and Steinway.

Interest under the facilities will be payable either at a base rate plus a margin or a LIBOR-based rate plus a margin at the option of the Borrower and will be payable at the end of each interest period set forth in the credit agreements. In addition, in respect of the revolving facility, the Borrower will pay a commitment fee based on undrawn commitments under the revolving facility. The first lien term facility will mature in six years, the second lien term facility will mature in seven years, and the revolving facility will mature in five years, in each case, from the closing date of the credit facilities.

The facilities will be guaranteed on a joint and several basis by Parent and by each material, direct and indirect, existing and future, domestic subsidiary of the Borrower, other than (a) where such guarantee is prohibited by law, regulation or contractual obligation, or would require governmental or regulatory consent, approval, license or authorization, or would result in material adverse tax consequences, (b) any direct or indirect domestic subsidiary (i) substantially all of the assets of which consist of the equity of one or more foreign subsidiaries or (ii) that is treated as a disregarded entity for U.S. federal income tax purposes that holds equity of one or more foreign subsidiaries, and any direct or indirect domestic subsidiary of a person described in clause (i) or (ii), (c) any domestic subsidiary that is a direct or indirect subsidiary of a foreign subsidiary and (d) any subsidiary to the extent that the burden or cost of providing a guaranty outweighs the benefit afforded thereby. The guarantees of the facilities will rank pari passu in right of payment with all senior indebtedness and will rank senior to all subordinated indebtedness of the guarantors.

The revolving facility will be secured by a perfected first priority lien, subject to permitted liens and other agreed upon exceptions, on all existing and after-acquired inventory, receivables and related assets of Parent, the Borrower and each subsidiary guarantor (the “ABL Priority Collateral”) and a perfected third priority lien on substantially all of the other existing and after-acquired tangible and intangible assets of Parent, the Borrower and each subsidiary guarantor (the “Term Priority Collateral”). The first lien term facility will be secured by a perfected first priority lien on the Term Priority Collateral (including a first priority security interest in pledges of all the capital stock held by Parent, the Borrower or any subsidiary guarantor, including the stock of the Borrower with certain exceptions, including limitations on the pledge of capital stock of foreign subsidiaries) and a perfected second priority lien on the ABL Priority Collateral. The second lien term facility will be secured by a perfected second priority lien on the Term Priority Collateral and a perfected third priority lien on the ABL priority Collateral. The priority of the security interests and related creditor rights among the revolving facility, the first lien term facility and the second lien term facility will be set forth in intercreditor agreements.

The facilities contemplated by the Debt Commitment Letter are subject to certain closing conditions, including, without limitation:

•

a condition that, (a) except (i) as disclosed in the Company SEC Documents (as defined in the Merger Agreement) filed with or furnished to the SEC via EDGAR on or after January 1, 2010, and prior to the date of the Merger Agreement (other than disclosures that are forward-looking in nature) or (ii) as set forth in the Company Disclosure Letter (as defined in the Merger Agreement) and except as otherwise required or contemplated by the Merger Agreement, since January 1, 2013 through the date of the Merger Agreement, there has not been any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) and (b) since the date of the Merger Agreement, there shall not have been any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, has resulted in a Company Material Adverse Effect;

•	the execution and delivery of definitive documentation with respect to the applicable debt facilities consistent with the Debt Commitment Letter;

•	the accuracy of certain representations and warranties in the Merger Agreement and specified representations and warranties in the loan documents;

•	the consummation of an equity contribution by Sponsor (or its affiliate) substantially concurrently with the initial borrowing under the term facilities and the revolving facility;

•

the consummation of the Merger (without any amendments to the Merger Agreement or any waivers thereof in any material respect by Purchaser or Parent that are materially adverse to the lenders without the consent of the lead arrangers (such consent not to be unreasonably withheld, delayed or conditioned)) substantially concurrently with the initial borrowing under the debt facilities;

•

the delivery of certain customary closing documents (including, among others, a solvency certificate, legal opinions, evidence of authority and lien searches), payoff letters, terminations, documentation required under anti-money laundering laws and the taking of certain actions necessary to establish and perfect a security interest in certain items of collateral;

•	delivery of certain audited, unaudited and pro forma financial statements;

•	the payment of applicable fees and expenses;

•	the receipt of a customary marketing materials; and

•

the expiration of a marketing period of 20 consecutive days following receipt of the marketing materials referred to in the immediately preceding bullet for use in the syndication of the facilities; provided that (x) the marketing period occurring in the month of November shall either conclude on November 27, 2013 or shall commence on December 2, 2013 and (y) the marketing period occurring in the month of December shall either conclude on December 13, 2013 or shall commence on January 6, 2014.

The final termination date for the Debt Commitment Letter is the earliest of (a) 120 days after the date of such Debt Commitment Letter unless an initial borrowing is made under the debt facilities prior to such date, (b) the date on which the Merger is consummated without funding of the commitments under the Debt Commitment Letter, (c) the acceptance by Steinway of an offer for all or substantially all of its equity or assets other than the Transaction and (d) the date on which the Merger Agreement is terminated in accordance with its terms.

The foregoing summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Steinway.

Background of the Offer

The following is a description of contacts between and among representatives of Sponsor, Parent or Purchaser with representatives of Steinway that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a more detailed discussion of Steinway’s activities relating to these contacts, please refer to the Schedule 14D-9 of Steinway being mailed to stockholders with this Offer to Purchase.

On June 30, 2013, following approval by Steinway’s board of directors, KSTW Acquisition, Inc., KSTW Holdings, Inc. (both affiliates of Kohlberg Management, VII, L.P. (“Kohlberg”)) and Steinway executed and delivered that certain Agreement and Plan of Merger, dated as of June 30, 2013 (the “Kohlberg Merger Agreement”). Under the Kohlberg Merger Agreement, Steinway had a 45-day “go-shop” period from the execution of the Kohlberg Merger Agreement within which to solicit alternative acquisition proposals, which period was scheduled to expire on August 14, 2013.

On July 12, 2013, in connection with the go-shop process undertaken by Steinway pursuant to the Kohlberg Merger Agreement, Steinway and Sponsor entered into a confidentiality agreement as described in Section 11—“The Merger Agreement; Other Agreements—Confidentiality Agreement.” During the following weeks, Sponsor and its advisors engaged with Steinway and its advisors in discussions and negotiations concerning a potential proposal by Sponsor and Sponsor conducted due diligence of Steinway. On July 18, 2013, Sponsor delivered a preliminary non-binding indication of interest to acquire all outstanding shares of Steinway’s common stock for $38.00 per share in cash.

On August 9, 2013, after conducting its due diligence review of Steinway, Sponsor submitted to Steinway a binding offer to acquire all outstanding shares of Steinway’s common stock for $38.00 per share in cash (the “August 9 Proposal”). The August 9 Proposal included a merger agreement, firm equity and debt financing commitment letters and a limited guaranty, which proposal would expire at 6:00 p.m., New York City time, on August 16, 2013.

On August 12, 2013, before the market opened, Steinway announced in a press release its receipt of the August 9 Proposal, that Steinway’s board of directors had determined that the August 9 Proposal would constitute a “Superior Proposal” under the Kohlberg Merger Agreement, that Steinway had notified Kohlberg of this determination, and that Steinway was prepared to negotiate in good faith with Kohlberg, if it so desired, prior to the expiration of a three-business-day period required by the Kohlberg Merger Agreement (the “Negotiation Period”), to make any adjustments to the terms and conditions of the Kohlberg Merger Agreement and the related documents. Steinway noted in the press release that Steinway’s board of directors had not changed its recommendation with respect to the Kohlberg Merger Agreement. However, Steinway also noted that if negotiations with Kohlberg did not result in amendments to the Kohlberg Merger Agreement that would cause the transactions contemplated by the Kohlberg Merger Agreement to be superior to the August 9 Proposal, as determined by Steinway’s board of directors, it expected, promptly upon the expiration of the Negotiation Period, to terminate the Kohlberg Merger Agreement and to enter into the proposed merger agreement with Parent and Merger Sub.

On August 13, 2013, Kohlberg publicly disclosed that it had notified Steinway that it waived its right under the Kohlberg Merger Agreement to negotiate to make adjustments in the terms and conditions of the Kohlberg Merger Agreement with respect to Sponsor’s proposal or any other proposal at the same or higher price. On August 13, 2013, Allen & Company, LLC (“Allen & Co.”), financial advisor to the special committee of the Steinway board of directors, informed Sponsor’s representatives, on behalf of the special committee of the Steinway board of directors, of the expectation that Samick Musical Instruments Co. Limited (“Samick”), a 32% stockholder in Steinway, would submit a proposal to acquire Steinway and of Samick’s reported willingness to enter into a tender and voting agreement if Sponsor increased its offer to $40.00 per share. Sponsor declined to increase its offer price at that time.

Later on August 13, 2013, Allen & Co., on behalf of the special committee of the Steinway board of directors, notified Sponsor of Samick’s definitive proposal to acquire all outstanding shares of Steinway’s common stock not owned by Samick for $39.00 per share in cash (which offer would expire at 5:00 p.m. New York City time on August 15, 2013) and encouraged Sponsor to increase its offer. Sponsor subsequently notified Allen & Co. that it would be prepared to offer $40.00 per share conditioned on (i) the receipt of tender and voting agreements from Samick and ValueAct SmallCap Master Fund L.P., and (ii) an increase of the termination fee from $6.675 million to $13.35 million.

Later on August 13, 2013, Allen & Co., on behalf of the Steinway board of directors, informed Sponsor that Steinway’s board of directors held a meeting and requested that Sponsor submit its best and final offer without conditions relating to the tender and voting agreement by 8:00 p.m. New York City time, that the same request to submit a best and final offer was being made to Samick and that Samick was also being asked if it would agree to sign a tender and voting agreement as requested by Sponsor at $40.00 per share. Sponsor later submitted its best and final offer to acquire the outstanding shares of Steinway’s common stock at $40.00 per share in cash. This offer was no longer conditioned on the receipt of any tender and voting agreements but included the $13.35 million termination fee.

Later on August 13, 2013, following a meeting of Steinway’s board of directors, Allen & Co., on behalf of the Steinway board of directors, notified Sponsor that Steinway’s board of directors unanimously approved Sponsor’s $40.00 per share offer.

On August 14, 2013, before the market opened, Steinway terminated the Kohlberg Merger Agreement and entered into the Merger Agreement with Parent and Purchaser, and Steinway and Sponsor issued a joint press release announcing the execution of the Merger Agreement. Later that day, Steinway paid the termination fee of $6.675 million to Kohlberg.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Steinway and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or Steinway. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by holders of Shares or other investors in Steinway. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Steinway, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable, but in no event later than August 21, 2013. The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject to the conditions described in Section 15—“Certain Conditions of the Offer” (the “Offer Conditions”). Subject to the satisfaction of the Minimum Tender Condition (as defined in Section 15—“Certain Conditions of the Offer”) and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.”

Pursuant to the Merger Agreement, Purchaser expressly reserved the right to waive any Offer Conditions or modify the terms of the Offer, except that Steinway’s prior written approval is required for Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition;

•	add to the Offer Conditions or amend, modify or supplement any Offer Conditions in any manner adverse to the holders of Shares;

•	terminate, extend or otherwise amend or modify the expiration date of the Offer, other than in accordance with the Merger Agreement;

•	change the form of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of the Shares; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on September 18, 2013 (sometimes referred to herein as the “Initial Expiration Date”), but may be extended and re-extended as described below. The Merger Agreement provides that if at the initial or at any subsequent Expiration Date of the Offer any Offer Condition (other than the Minimum Tender Condition) is not satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, has not been waived by Purchaser or Parent, Purchaser will, and Parent will cause Purchaser to, (i) extend the Offer for one or more periods in consecutive increments of up to five business days (or such longer period as the parties to the Merger Agreement may agree) and (ii) extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that Purchaser is not required to extend the Offer beyond the Termination Date. In addition, the Merger Agreement provides that if at the initial or at any subsequent Expiration Date of the Offer each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may, and if requested by Steinway, Purchaser shall and Parent will cause Purchaser to, extend the Offer for one or more periods in consecutive increments of five business days; provided, however, that Purchaser shall not be required to extend the Offer by more than 20 business days unless requested or approved by Steinway; provided, further, that Purchaser is not required to extend the Offer beyond the Termination Date.

The Merger Agreement provides that Purchaser shall irrevocably and unconditionally terminate the Offer if (i) at any then-scheduled expiration of the Offer (a) each condition to the Offer has been satisfied (other than the Minimum Tender Condition), (b) the Minimum Tender Condition shall not have been satisfied and (c) no further extensions or re-extensions of the Offer are permitted under the Merger Agreement or (ii) the Merger Agreement is terminated pursuant to its terms. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated pursuant to its terms, then Purchaser must promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof. The termination of the Offer pursuant to clause (i) of this paragraph is referred to herein as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to herein as the “Offer Termination Date.” Pursuant to the Merger Agreement, the Offer Termination will give rise to a right of termination of the Merger Agreement.

The Merger. The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Steinway, and the separate existence of Purchaser will cease;

•	Steinway will continue as the Surviving Corporation after the Merger; and

•

the separate corporate existence of the Surviving Corporation will continue unaffected by the Merger, with all its rights, privileges, immunities, powers and franchises, except that (i) the Certificate of Incorporation of the Surviving Corporation will, by virtue of the Merger, be amended in its entirety to read as the articles of incorporation of Purchaser in effect immediately prior to the Effective Time, except that Article I thereof will provide that the name of the corporation shall be “Steinway Musical Instruments, Inc.,” (ii) the parties to the Merger Agreement will take all actions necessary so that the bylaws of the Surviving Corporation are amended and restated to be identical to the bylaws of Purchaser in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be “Steinway Musical Instruments, Inc.” (iii) the directors of the Surviving Corporation will, from and after the Effective Time, be the respective individuals who are directors of Purchaser immediately prior to the Effective Time, and (iv) the officers of the Surviving Corporation will, from and after the Effective Time, be the respective individuals who are officers of Steinway immediately prior to the Effective Time.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing if permissible under applicable law, at or prior to the Effective Time, of each of the following conditions:

•

the waiting period (or any extension thereof) applicable to consummation of the Merger and the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and the affirmative approval or clearance, if required, under antitrust laws of Germany relating to the Merger and the Offer shall have been obtained;

•

no domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”) shall have enacted, issued, promulgated, enforced or entered any law that is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger; and

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

If the Offer Termination shall have occurred or the Offer Closing shall not have occurred, there shall be no further obligations of Parent and Purchaser, on the one hand, and Steinway, on the other hand, to complete the Merger.

Effect on Capital Stock. At the Effective Time:

•

each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent or Purchaser, including as a result of an exercise of the Top-Up Option by Purchaser, if applicable, and Shares owned by Steinway or any of its direct or indirect wholly owned subsidiaries, and in each case not held on behalf of third parties, and (ii) Dissenting Shares (each Share described in (i) or (ii) is referred to herein as an “Excluded Share” and, collectively, “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), subject to any applicable withholding taxes and without interest, and each Share (other than the Excluded Shares) will cease to be outstanding, be canceled and cease to exist, and will thereafter represent only the right to receive the Per Share Merger Consideration, subject to any applicable withholding taxes and without interest;

•

each Excluded Share will cease to be outstanding, be canceled without payment of any consideration therefore and cease to exist; provided, however, that each Share owned by any subsidiary of Steinway shall be converted into a share of capital stock of the Surviving Corporation and the Excluded Shares described in subpart (ii) in the foregoing bullet point shall thereafter represent the right to receive the payment to which the holder of such Share is entitled under Section 262 of the DGCL; and

•

each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Treatment of Options; Stock Plans. The Merger Agreement provides that conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of any Option, all outstanding and unexercised Options will be canceled, and each former holder of any such canceled Option shall be entitled to receive, in consideration of the cancellation of such Option, an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of: (i) the excess, if any, of the Per Share Merger Consideration over the exercise price of each such option and (ii) the number of Shares underlying such Option.

The Merger Agreement provides that Steinway shall, as soon as practicable following the date of the Merger Agreement, and in any event prior to the Effective Time, take all actions necessary to (i) terminate Steinway’s 2006 Employee Stock Purchase Plan (the “ESPP”) as of the Effective Time and provide that any “Purchase

Period” (within the meaning of the ESPP) shall end immediately prior to the Effective Time, (ii) prohibit participants from increasing their payroll deductions or purchase elections prospectively and (iii) prohibit a Purchase Period from commencing under the ESPP following the date of the Merger Agreement.

Adjustments to Prevent Dilution. The Merger Agreement provides that if Steinway changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration will be equitably adjusted to reflect such change and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration.

Merger Without a Vote. The Merger Agreement provides that following the Offer each of the parties to the Merger Agreement shall take all necessary and appropriate actions to cause the Merger to become effective immediately without a vote, in accordance with Section 251(h) of the DGCL. If the parties do not complete the Merger within one business day of the closing of the Offer, Parent will exercise the Top-Up Option (as described below), and then take all necessary and appropriate actions to cause the Merger to become effective immediately following the closing of the purchase of the Top-Up Shares, without a vote, in accordance with Section 253 of the DGCL.

Top-Up Option. Pursuant to the Merger Agreement, if (i) Purchaser has not completed the Merger within one business day after consummation of the Offer, and (ii) we do not acquire at least one Share more than 90% of the outstanding Shares on a fully-diluted basis in the Offer, the Top-Up Option shall be exercised in accordance with the procedures set forth in the Merger Agreement. Steinway granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase at the Offer Price an aggregate number of newly issued, fully paid and non assessable Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and its affiliates at the time of such exercise (after giving effect to the Offer Closing), will constitute one Share more than 90% of the outstanding Shares on a fully-diluted basis; provided, however, that the Top-Up Option may not be exercised to the extent (a) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held as treasury stock as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance as if such Shares were outstanding) or (b) any provision of applicable law has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares.

The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable, at Purchaser’s Option, (i) in cash, by wire transfer of same-day funds or (ii) by (a) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Shares purchased pursuant to the Top-Up Option and (b) executing and delivering to Steinway a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to clause (a) above. The promissory note: (i) will be due on the first anniversary of the closing of the purchase of Shares pursuant to the Top-Up Option, (ii) will bear simple interest of 5% per annum, payable in arrears at maturity, (iii) will be full recourse to Purchaser, (v) may be prepaid, in whole or in part, at any time without premium or penalty and (vi) will have no other material terms.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Steinway’s stockholders of its terms and is not intended to provide any other factual information about Steinway, contains various representations and warranties made by Steinway to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Steinway. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Steinway, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Steinway, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Steinway, Parent and Purchaser that may be different from those which are applicable to Steinway’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Steinway’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Steinway, Parent or Purchaser. Except for the rights of Steinway’s stockholders to receive the Per Share Merger Consideration and for the rights of the holders of Options to receive the consideration specified in the Merger Agreement, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Steinway, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Steinway has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Steinway and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its and its subsidiaries’ capital structure and equity interests in other persons;

•	authority relating to the Merger Agreement and the transactions contemplated thereby (the “Transactions”) and required approvals;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third-party consents and approvals, and no violations of organizational or governance documents;

•	its permits and licenses;

•	its compliance with laws, including the Foreign Corrupt Practices Act of 1977;

•	its SEC filings and financial statements;

•	its compliance with the Sarbanes-Oxley Act, the Securities Act, the Exchange Act, and the rules and regulations of the NYSE;

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the (i) accuracy and compliance with the applicable requirements of the Exchange Act of the documents to be filed by Steinway with the SEC or required to be distributed or otherwise disseminated to Steinway’s stockholders in connection with the Transactions (collectively, the “Company Disclosure Documents”), including for the Schedule 14D-9 and (ii) the accuracy of information furnished to Parent or Purchaser in writing specifically for use in the Schedule TO, this Offer to Purchase and the other documents ancillary to the Schedule TO (collectively, the “Offer Documents”);

•	its disclosure controls and procedures;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property;

•	taxes;

•	material contracts;

•	real property;

•	environmental matters;

•	inventory;

•	suppliers;

•	insurance;

•	opinion of financial advisor;

•	the inapplicability of state takeover statutes and the absence of new or accelerated rights under the Rights Plan (as defined below);

•	inapplicability of stockholder vote;

•	brokers and finders; and

•	the Kohlberg Merger Agreement, including valid termination thereof and payment of the termination fee thereunder.

Some of the representations and warranties in the Merger Agreement made by Steinway are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, development, occurrence, state of facts or development that, individually or in the aggregate with all other changes, events, effects, developments, occurrences, state of facts or developments, (a) has or would reasonably be expected to have a material adverse effect on the business, operations, results of operations, properties, assets, liabilities or financial condition, in each case, of Steinway and its subsidiaries taken as a whole or (b) prevents, impedes or delays, or would be reasonably expected to prevent, impede or delay, the consummation of the Transactions. The definition of “Company Material Adverse Effect” excludes from the determination of whether there has been a Company Material Adverse Effect under clause (a) any changes, events, effects, developments, occurrences, state of facts or developments relating to or attributable to:

(i)	any changes in general economic or political conditions, or in the financial credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which Steinway or any of its subsidiaries conducts business;

(ii)	any events, circumstances, changes or effects that affect the industries in which Steinway or any of its subsidiaries operate;

(iii)	any change in law applicable to Steinway or any of its subsidiaries or any of their respective properties or assets or changes in GAAP or rules and policies of the Public Company Accounting Oversight Board;

(iv)	any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof;

(v)	the entry into, public announcement or performance (other than performance of Steinway’s obligation to operate the business in the ordinary course of business consistent with past practice) of the Merger Agreement or the Transactions;

(vi)	any changes in the share price or trading volume of the Shares, or the failure of Steinway to meet internal or published projections, forecasts or revenue, net retail sales, comparable store sales or earnings predictions for any period (in each case, but not the facts or circumstances underlying or contributing to any such change or failure);

(vii)	any loss of, or change in, the relationship of Steinway or its subsidiaries, whether contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or venture partners arising out of the execution, delivery or performance of the Merger Agreement and the transactions contemplated thereby; and

(viii)	the existence of any litigation arising from (but not the facts or circumstances underlying such litigation) allegations of a breach of fiduciary duty or other violation of law arising from the Merger Agreement or the transactions contemplated thereby;

provided, however, that the exceptions in clauses (i), (ii), (iii) and (iv) shall only apply if such change, event, effect, development, occurrence, state of facts or development does not disproportionately affect Steinway or its subsidiaries relative to other persons in the industries in which Steinway and its subsidiaries operate.

In the Merger Agreement, each of Parent and Purchaser have made customary representations and warranties to Steinway with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	litigation;

•	absence of certain agreements;

•	the accuracy of information furnished to Steinway in writing for inclusion in the Company Disclosure Documents;

•	financing;

•	capitalization of Purchaser;

•	interest in competitors;

•	investment intention;

•	brokers and finders;

•	solvency;

•	no “interested stockholder” status under the DGCL for any of Parent or Purchaser during the last three years;

•	limited guaranty;

•	Parent ownership of Steinway securities;

•	absence of certain arrangements with Steinway’s stockholders, management and directors; and

•	actions requiring service of notice under Worker Adjustment and Retraining Notification Act.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, event, effect, development, occurrence, state of facts or development that is materially adverse to the business, results of operations, properties, assets, liabilities or financial condition of Parent and its subsidiaries, taken as a whole which, individually or in the aggregate, would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other material transactions contemplated by the Merger Agreement.

None of the representations or warranties contained in the Merger Agreement survive the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. Except as permitted by the terms of the Merger Agreement, as set forth in Steinway’s confidential disclosure letter delivered pursuant to the Merger Agreement, as required by applicable law, or unless Parent has otherwise consented in writing, Steinway has agreed that, from the date of the Merger Agreement until the Effective Time, Steinway and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and Steinway shall use its reasonable best efforts to maintain its current relationships with its suppliers, manufacturers, distributors, customers, business associates, executives and other key employees and governmental authorities.

Without limiting the generality of the foregoing, Steinway shall not, and shall not permit any of its subsidiaries to:

•	amend or otherwise change its articles of incorporation or bylaws or similar organizational documents of any of its subsidiaries;

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issue, sell, pledge, dispose, encumber, grant, confer or award any shares of Steinway’s or any of its subsidiaries’ capital stock, or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire (or that are valued in reference to) shares of Steinway’s or its subsidiaries’ capital stock or take any action not otherwise contemplated by the Merger Agreement to cause to be exercisable any otherwise unexercisable Option under any existing stock plan (except as otherwise required by the terms of any unexercisable Option outstanding as of the date of the Merger Agreement); provided, however, that Steinway may (i) issue Shares upon the exercise of Options outstanding under the Stock Plans as of the date of the Merger Agreement, (ii) issue Shares as required by Stock Plans and (iii) grant awards under individual employment agreements or offer letters executed prior to the date of the Merger Agreement;

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(i) declare, authorize, make or pay any dividend or other distribution, whether in cash, stock, property, or otherwise, other than dividends paid by any direct or indirect wholly owned subsidiary to Steinway or any other direct or indirect wholly owned subsidiary, (ii) adjust, split, combine or reclassify any capital stock, voting securities or equity interests of Steinway or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, voting securities or equity interests of Steinway or any of its subsidiaries or (iii) purchase, redeem or otherwise acquire any shares of capital stock, voting securities, other equity interests or obligations convertible into or exchangeable for any shares of capital stock, voting securities or other equity interests of Steinway or any of its subsidiaries or any rights, warrants, calls or options to acquire any such shares of capital stock, voting securities or other equity interests, except for purchases, redemptions or other acquisitions required in connection with the forfeiture, exercise or vesting of any Options outstanding as of the date of the Merger Agreement or used after the date of the Merger Agreement in accordance with the Merger Agreement;

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except as required pursuant to existing written agreements or benefit plans in effect as of the date of the Merger Agreement or as otherwise required by law, (i) materially increase the compensation or other benefits payable or to become payable to the employees, directors or executive officers of Steinway or any of its subsidiaries, other than increases in the ordinary course of business consistent with past practice, (ii) grant any severance or termination pay to, or enter into or amend any severance agreement with, any director, officer, employee of Steinway or any of its subsidiaries, (iii) enter into any employment (other than “at will” that may be terminated without cost or penalty) with any employee or officer of Steinway or any of its subsidiaries, (iv) establish, adopt, enter into, amend or terminate any collective bargaining agreement or other agreement with a union, works council or other labor representative, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (vi) amend or modify any outstanding equity award other than to the extent required by the terms of the Merger Agreement, (vii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan, (viii) accelerate the vesting or payment of any compensation or benefit under any benefit plan, other than as required under any employment agreement existing as of the date of the Merger Agreement and as may be required to implement the actions contemplated by the Merger Agreement or (ix) change any actuarial assumption used to calculate funding obligations with respect to any benefit plan, except to the extent required by applicable law, or change the manner in which contributions to any benefit plan are made or the basis on which such contributions are determined;

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acquire other companies or organizations, or divisions or material assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $2,500,000 in the aggregate and other than purchases of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing contracts to which Steinway or any of its subsidiaries is a party;

•	sell, lease, license, encumber or otherwise dispose of or transfer assets with a value in excess of $1,000,000, other than sales of inventory and obsolete equipment in the ordinary course of business;

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except for borrowings under Steinway’s existing credit facilities, (i) incur or modify the terms of any material indebtedness for borrowed money in excess of $1,000,000 in the aggregate or guarantee any such indebtedness for any person, (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than Steinway or any of its wholly owned subsidiaries) or (iii) repay, redeem, repurchase or otherwise retire, or otherwise make any payment in respect of, any indebtedness for borrowed money or any debt securities, or any rights, warrants, calls or options to acquire any debt securities, other than as required by their terms in effect on the date of the Merger Agreement;

•	make any capital expenditures in excess of $1,000,000, other than projects contemplated by Steinway’s budget;

•	enter into, modify or terminate any agreement that would be considered a material contract as specified in the Merger Agreement;

•	change its fiscal year or, except as required by GAAP or applicable laws, make any change in accounting methods, principles or practices;

•	adopt a plan of liquidation, dissolution, restructuring, recapitalization or other reorganization;

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except in the ordinary course of business, make or change any material tax elections, settle or compromise any material tax liability of Steinway or any subsidiaries requiring payment in excess of $2,000,000, make any material change in any method of tax or financial accounting, file any amendment to an income or other material tax return, waive or extend any statute of limitations in respect of taxes except as required by law, fail to promptly notify Parent of any audit, examination, investigation, written claim or other proceedings by any taxing authority that arises prior to the Effective Time and involves a material amount of taxes; or

•	authorize, commit, resolve or enter into any agreement to do any of the things described in the preceding bullet points.

Access to Information. Until the Effective Time, and subject to applicable law, applicable contractual restrictions and certain confidentiality obligations, Steinway agreed to (and to cause its subsidiaries to) provide Parent and Parent’s authorized representatives with reasonable access during normal business hours to Steinway’s and its subsidiaries’ properties, books, contracts and records.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of Steinway’s and its subsidiaries’ current and former directors, officers or employees. Specifically, Parent and Purchaser agreed that all rights to exculpation and indemnification from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time existing in favor of any individual as of the date of the Merger Agreement who was then or had been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Steinway or any of its subsidiaries, and any indemnification agreements with any such persons, will survive the Transactions and will continue in full force and effect in accordance with their terms, and will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

The Merger Agreement also provides for certain insurance rights in favor of Steinway’s former directors and officers. Prior to the Effective Time, Steinway shall, or, if Steinway is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, purchase a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such current and former director and officer. If Steinway or the Surviving Corporation for any reason fails to obtain such “tail” insurance policy prior to the Effective Time, Parent shall maintain the existing officers’ and directors’ liability insurance policies maintained by Steinway as of the date of the Merger Agreement (or substitute policies with at least the same coverage and amounts that are not less advantageous) for a period of six years from the Effective Time; provided, that Parent and the Surviving Corporation will not be required to expend annually in the aggregate an amount in excess of 250% of the last annual premium paid by Steinway for such insurance prior to the date of the Merger Agreement in respect of coverage required to be maintained pursuant to the Merger Agreement.

If Parent or the Surviving Corporation or any of their respective successors or assigns consolidates or merges into any other entity in which it is not the surviving entity or transfers all or substantially all of its properties and assets, then such successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations summarized in this section “—Directors’ and Officers’ Indemnification and Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions.

Reasonable Best Efforts. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to consummate and make effective the Transactions, including (i) obtaining actions or nonactions, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the Transactions, and making all necessary registrations and filings (including filings with governmental authorities, if any) and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the Transactions, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed and (iii) executing and delivering any additional instruments necessary to consummate the Transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to carry out fully the purposes of the Merger Agreement.

With respect to certain regulatory matters, and without limiting the provisions described above in this section “—Reasonable Best Efforts”:

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Parent and Purchaser agreed to take promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local governmental authority, in each case with competent jurisdiction, so as to enable the parties to close the Transactions as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, that would otherwise have the effect of preventing or materially delaying the consummation of any of the Transactions; and

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each of the parties to the Merger Agreement agreed to (i) furnish to the other parties such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and (ii) cooperate in responding to any inquiry from a governmental authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement.

For purposes of this Offer to Purchase, “Antitrust Laws” means the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment laws.

Publicity. Except to the extent disclosure may be required by law, order or applicable stock exchange rule or any listing agreement of any party to the Merger Agreement, Steinway, Parent and Purchaser shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the Transactions, and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed).

Employee Matters. Parent agreed that, for the period beginning at the Effective Time and continuing for the year thereafter, it shall provide or shall cause the Surviving Corporation to provide to employees of Steinway and any of its subsidiaries whose terms and conditions of employment are not governed by any collective bargaining agreement (the “Non-Union Company Employees”) a base salary or wage rate at least equal to the base salary or wage rate of such employees in effect as of immediately prior to the Effective Time and compensation and benefits (excluding equity-based compensation and benefits provided under any defined benefit pension plan) that are, in the aggregate for all such employees as a group, no less favorable than the compensation and benefits being provided to Non-Union Company Employees immediately prior to the Effective Time. Parent also agreed to provide or cause the Surviving Corporation to provide to Non-Union Company Employees who experience a termination of employment, severance benefits that are no less favorable than the severance benefits that would have been provided under a Steinway benefit plan to such employees upon such a termination of employment immediately prior to the Effective Time. In addition, Parent agreed to, and agreed to cause the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation to, give Steinway’s and its subsidiaries’ employees who remain employed with the Surviving Corporation credit for their years of service for purposes of eligibility, vesting and level of benefits, including for vacation and other paid time off and severance (except to the extent such service credit will result in the duplication of benefits). The Merger Agreement provides that nothing in the provisions described in this paragraph shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment or other service relationship of any such employee at any time, or to amend or terminate any benefit plan to the extent permitted by applicable laws and/or the benefit plans.

Additionally, notwithstanding anything to the contrary in the Merger Agreement or in any Steinway benefit plan, for purposes of any Steinway benefit plan containing a definition of “change in control” or “change of control” or concepts of similar meaning, the closing of the Merger shall be deemed to constitute a “change in control” or “change of control” (or event of similar meaning, as the case may be).

Prior to the Effective Time, Steinway shall take all actions necessary to (i) effectuate the cancellation of Options in accordance with the terms and conditions of the Merger Agreement and (ii) ensure that following the Effective Time, no holder (or former holder) of Options, or any participant (or former participant) in any Steinway benefit plan, shall have any right thereunder to acquire any shares of capital stock or voting securities of, or other equity interests (including “phantom” stock or stock appreciation rights) in, Steinway, the Surviving Corporation or any of their respective subsidiaries.

Financing. Each of Parent and Purchaser has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain financing (the “Financing”) on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter (collectively, the “Financing Commitments”) (subject to any flex provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (subject to any market flex provisions applicable thereto), which agreements shall be in effect on or prior to the Offer Closing Date and (ii) satisfy, or cause their representatives to satisfy, on a timely basis, all conditions applicable to Parent, Purchaser or their respective representatives in such definitive agreements. If all conditions to the Financing Commitments have been satisfied, Parent shall use its reasonable best efforts to cause the Lenders and any other persons providing the Financing to fund the Financing at the closing of the Merger. Parent and Purchaser have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of their rights under the Financing Commitments and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitments that amends the Financing and/or substitution of all or any portion of the Financing cannot, without the prior written consent of Steinway (such consent not to be unreasonably withheld, delayed or conditioned), (i) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), (ii) impose new or additional conditions or expand, amend or modify any of the conditions to the receipt of the Financing in a manner materially adverse to Parent, Purchaser or Steinway or (iii) otherwise be reasonably likely to (a) prevent or materially delay or impair the ability of Parent to consummate the Transactions or (b) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Financing Commitments.

In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments and such portion is required to consummate the Transactions, (i) Parent shall promptly notify Steinway and (ii) Parent and Purchaser shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the Transactions upon conditions not materially less favorable (as determined in the good faith judgment of Parent), taken as a whole, to Parent, Purchaser and Steinway than those in the Financing Commitments, as promptly as practicable following the occurrence of such event (and in any event no later than the date of the closing of the Merger).

Steinway shall and shall cause its subsidiaries to, at Parent’s sole expense, use reasonable best efforts to provide all cooperation in connection with the arrangement of the Financing as may be reasonably requested by Parent. Such cooperation by Steinway shall include, at the reasonable request of Parent, (i) agreeing to enter into such agreements, and to use its reasonable best efforts to deliver such officer’s certificates (including a solvency certificate of the chief financial officer of Steinway in the form contemplated by the Financing Commitments), as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, Steinway’s assets pursuant to such agreements as may be reasonably requested, provided that no obligation of Steinway under any such agreement, pledge or grant shall be effective until the Effective Time, (ii) providing to the Lenders financial and other information in Steinway’s possession, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the offerings of any debt securities contemplated by the Commitment Letters, (iii) making Steinway’s officers available to assist the Lenders (including by participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Parent and Purchaser and such lenders), (iv) assisting with the preparation of materials for rating agency presentations, offering documents, syndication documents (including bank information memoranda, private placement memoranda, prospectuses and lender and investor presentations), business projections and similar documents required in connection with the Financing and other documents required in connection with obtaining the Debt Financing, (v) obtaining legal opinions and issuing customary representation letters to auditors and using reasonable best efforts to (a) obtain accountants’ comfort letters and consents to the use of accountants’ reports relating to Steinway, (b) assist the Parent and Purchaser in obtaining corporate, credit and facility ratings from rating agencies for the Debt Financing and (c) assist Parent and Purchaser in obtaining other documentation and items contemplated by the Debt Commitment Letter or any definitive document relating to the Debt Financing as reasonably requested by Parent or Purchaser, (vi) furnishing all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, but in each case, solely as relating to Steinway and its subsidiaries and to the extent requested in writing by any Lender no less than five business days prior to the Effective Time, (vii) arranging for documentation reasonably facilitating the pledging of collateral (including requesting customary payoff letters, releases, lien terminations, waivers, consents, estoppels, approvals as may be required in connection therewith and instruments of discharge) to be delivered at or prior to closing of the Merger relating to all indebtedness to be paid off, discharged and terminated on the closing of the Merger, (viii) taking corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Steinway by Steinway and its subsidiaries, (ix) cooperating reasonably with the Lenders’ due diligence, to the extent customary and reasonable and (x) otherwise reasonably cooperating in connection with the consummation of the Financing. Notwithstanding anything in the Merger Agreement to the contrary, neither Steinway nor any of its subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time.

For purposes of this Offer to Purchase, the lenders and other financing sources (including underwriters, placement agents and initial purchasers) providing the Debt Financing pursuant to the Merger Agreement are referred to collectively as the “Lenders.”

Acquisition Proposals. From and after the execution of the Merger Agreement until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated in accordance with its terms, (i) Steinway shall, and shall cause each of its directors, officers, representatives and subsidiaries to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any third party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal and (ii) Steinway shall request that each third party that has previously executed a confidentiality or similar agreement in connection with its consideration of a Competing Proposal promptly return to Steinway or destroy any non-public information previously furnished or made available to such third party or any of its representatives by or on behalf of Steinway or its representatives in accordance with the terms of the confidentiality agreement in place with such third party.

Steinway shall, as promptly as reasonably practicable, and in any event within one business day of receipt by Steinway or any of its representatives of any Competing Proposal or any inquiry or request that could reasonably be expected to lead to any Competing Proposal, (i) deliver to Parent a written notice setting forth: (a) the identity of the third party making such Competing Proposal, inquiry or request and (b) the material terms and conditions of any such Competing Proposal (it being understood that price per share shall be considered a material term of any such Competing Proposal) and (ii) deliver to Parent unredacted copies of all proposed transaction documents received by Steinway or any of its representatives from any such third party or its representatives relating to any such Competing Proposal, including any financing commitments (including redacted fee letters) relating thereto. Steinway shall keep Parent reasonably informed of any material amendment or modification of any such Competing Proposal, inquiry or request on a prompt basis, and in any event within two business days thereof.

Except as expressly permitted by the Merger Agreement, Steinway shall not, shall cause its directors, officers and subsidiaries not to, and shall cause each of its representatives and its subsidiaries’ representatives not to, from the execution of the Merger Agreement until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated in accordance with its terms, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry by, discussion with, or offer or request from any third party that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) engage in any discussions or negotiations with (other than to state they are not permitted to engage in discussions or negotiations), or furnish any non-public information relating to Steinway or any of its subsidiaries to, or afford access to the books or records of Steinway or its subsidiaries to, any third party that, to the knowledge of Steinway, is seeking to make, or has made, a Competing Proposal, (iii) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an acceptable confidentiality agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”) or (iv) otherwise knowingly facilitate an effort or attempt to make a Competing Proposal.

At any time after the execution of the Merger Agreement and prior to the Offer Closing, Steinway or its board of directors, directly or indirectly through its representatives, may (i) furnish nonpublic information to any third party making a Competing Proposal (provided, however, that prior to so furnishing such information, Steinway has entered into an acceptable confidentiality agreement with such third party and previously provided such information to Parent) and (ii) engage in discussions or negotiations with such third party with respect to the Competing Proposal, in each case if: (a) such third party has submitted a bona fide written Competing Proposal that did not result from a breach of the Merger Agreement and that the board of directors of Steinway, or any duly authorized committee thereof, determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal and (b) the board of directors of Steinway, or any duly authorized committee thereof, determines in good faith, after consultation with legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Except as expressly permitted by this paragraph, neither the board of directors of Steinway nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Purchaser, the Company Recommendation or fail to include the Company Recommendation in the Schedule 14D-9 or (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal (any of the actions described in the preceding clauses (i) and (ii) an “Adverse Recommendation Change”) or (iii) cause or permit Steinway or any of its subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to the Offer Closing, the board of directors of Steinway shall be permitted (i) to terminate the Merger Agreement pursuant to its terms to enter into a definitive agreement with respect to a Superior Proposal that did not result from a breach of the Merger Agreement, subject to compliance with the terms and conditions of the Merger Agreement, if the board of directors of Steinway (a) has received a Competing Proposal that, in the good faith determination of the board of directors of Steinway, constitutes, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Purchaser pursuant to the Merger Agreement, and (b) determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, or (ii) to effect an Adverse Recommendation Change described in clause (i) of such definition, if the board of directors of Steinway determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Steinway shall not be entitled to effect an Adverse Recommendation Change or to terminate the Merger Agreement with respect to a Superior Proposal unless (i) Steinway has provided prior written notice at least three full business days in advance (and does not take action until after 12:01 a.m. on the day following such third full business day) (a “Notice of Superior Proposal”) to Parent and Purchaser that Steinway intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action (including the identity of the third party and unredacted copies of all proposed transaction documents, including any financing commitments, including redacted fee letters relating thereto), (ii) during the three business day period following

Parent’s and Purchaser’s receipt of the Notice of Superior Proposal, Steinway shall, and shall cause its representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and the Commitment Letters so that such Superior Proposal ceases to constitute a Superior Proposal, and shall provide to Parent a brief summary of any material terms of the Superior Proposal not provided to Steinway in writing, (iii) following the end of the three business day period, the board of directors of Steinway shall have determined in good faith, after consultation with its legal and financial advisors and taking into account any changes to the Merger Agreement and the Commitment Letters proposed in writing by Parent and Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and (iv) in the event of any material amendment to the financial terms or any other material amendment of such Superior Proposal, a new Notice of Superior Proposal shall have been provided by Steinway to Parent and Steinway shall be required to comply again with the requirements of this paragraph, except that references to the three business day period above shall be deemed to be references to a two business day period; provided, that Steinway has complied in all material respects with its obligations under this paragraph; provided, further, that any purported termination of the Merger Agreement in connection with a Superior Proposal shall be void and of no force or effect unless Steinway pays Parent the Termination Fee prior to or concurrently with such termination.

The Merger Agreement provides that nothing contained in the provisions described in this section “—Acquisition Proposals” is deemed to prohibit Steinway from complying with its disclosure obligations under applicable laws with regard to a Competing Proposal (including taking and disclosing to its stockholders any position contemplated by Rule 14d-9 or Rule 14e-2), and that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act does not violate the provisions described above.

For purposes of this Offer to Purchase:

“Company Recommendation” means the recommendation of the board of directors of Steinway that the stockholders of Steinway accept the Offer and tender their Shares pursuant to the Offer.

“Competing Proposal” means, other than the Transactions, any bona fide proposal or offer (other than a proposal or offer by Parent or any of its subsidiaries), including any amendments, adjustments, changes, revisions and supplements thereto, from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Steinway or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Steinway as determined on a book-value basis, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any third party of 15% or more of the assets of Steinway and its subsidiaries, taken as a whole as determined on a book-value basis, (iii) the acquisition in any manner, directly or indirectly, by any third party of 15% or more of the issued and outstanding Shares or (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of Shares or any class of equity or voting securities of Steinway or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Steinway as determined on a book-value basis.

“Superior Proposal” means a written Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) made by a third party on terms that the board of directors of Steinway determines in good faith, after consultation with Steinway’s financial and legal advisors, and considering such factors as the board of directors of Steinway considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal, as well as any legal, financial, regulatory or other aspects of such proposal, including the person or group making the Competing Proposal and any break-up fee, conditions to consummation and financing terms), are more favorable to Steinway and its stockholders than the Transactions (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing).

Rights Plan. Steinway has agreed to cause the Rights Plan to terminate at the Effective Time. Steinway has agreed to take all actions necessary so that neither the execution and delivery of the Merger Agreement nor the consummation of the Transactions will cause any rights to be granted under the Rights Plan or cause any rights previously granted to become exercisable.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written consent of each of Parent and Steinway;

•	by either Parent or Steinway, if:

•	the Effective Time shall not have occurred on or before 120 days from the date of the Merger Agreement (which is December 12, 2013, the “Termination Date”);

•

a law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger on the terms contemplated by the Merger Agreement or any governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Transactions, and such order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove such order or other action; provided, further, that the right to terminate the Merger Agreement shall not be available to a party if the issuance of such final, non-appealable order was primarily due to the failure of such party, and in the case of Parent, including the failure of Purchaser, to perform any of its obligations under the Merger Agreement;

•

each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, the Minimum Tender Condition shall not have been satisfied and no further extensions or re-extensions of the Offer are permitted or required pursuant to the Merger Agreement (the “Offer Termination”);

•	by Steinway if:

•

Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within (i) 30 days of receipt by Parent of written notice of such breach or failure or (ii) any shorter period of time that remains between the date Steinway provides written notice of such breach and the Termination Date; provided, however, that Steinway shall not have such right if Steinway is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•

prior to the Offer Closing (i) the board of directors of Steinway has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions described above in the section “—Acquisition Proposals” and (ii) concurrently with such termination, Steinway pays to Parent the fee specified below in the section “— Termination Fees”;

•

all of the conditions to the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the Merger), and Parent and Purchaser fail to consummate the Merger within two business days following the date the closing of the Merger should have occurred;

•	all the conditions to the Offer shall have been satisfied or waived as of the expiration of the Offer and Parent shall have failed to consummate the Offer within two business days;

•	by Parent, if:

•

(i) Steinway shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (a) would result in a failure of certain Offer Conditions to be met and (b) cannot be cured on or before the Termination Date or, if curable, is not cured by Steinway within (x) 30 days of receipt by Steinway of written notice of such breach or failure or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date or (ii) a Company Material Adverse Effect occurs or exists such that any Offer Condition becomes incapable of being met; provided, however, that Parent shall not have such right to terminate the Merger Agreement if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•	Steinway or any of its subsidiaries shall have materially breached the terms and conditions set forth above in the section “—Acquisition Proposals”; or

•

(i) the board of directors of Steinway shall have made an Adverse Recommendation Change or failed to publicly reaffirm the Company Recommendation within seven business days of receipt of a written request by Parent to provide such reaffirmation following a publicly known Competing Proposal (provided, however, that such seven business day period shall be extended for an additional three business days following any material modification to such Competing Proposal occurring after the receipt of Parent’s written request and such reaffirmation may include such additional disclosures as would reasonably be necessary to satisfy the fiduciary duties of the board of directors of Steinway or comply with applicable law) or (ii) Steinway enters into an Alternative Acquisition Agreement.

Effect of Termination. If the Merger Agreement is terminated and the Merger abandoned, the Merger Agreement shall become null and void and of no effect with no liability to any person on the part of any party to the Merger Agreement (or any of its representatives), subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described below in the Section “—Termination Fees,” and both the Confidentiality Agreement and the Guaranty (as described below in the Section “—Confidentiality Agreement” and in the Section “—Guaranty,” respectively), which will survive termination of the Merger Agreement in accordance with their terms.

Termination Fees.

Steinway has agreed to pay Parent a termination fee of $13,350,000 in cash (the “Company Termination Fee”), if the Merger Agreement is terminated:

•

(i) (a) either by Parent or Steinway because (x) the Effective Time has not occurred before the Termination Date or (y) the Offer Termination has occurred or (b) by Parent because (x) of an uncured material breach of Steinway’s representations, warranties, covenants or other agreements set forth in the Merger Agreement or (y) the board of directors of Steinway has made an Adverse Recommendation Change or failed to publicly reaffirm the Company Recommendation within seven business days of receipt of a written request by Parent to provide such reaffirmation following a publicly known Competing Proposal and (ii) (a) a Competing Proposal has been made to Steinway after the date of the Merger Agreement and publicly announced and has not been withdrawn prior to the termination of the Merger Agreement, and (b) within 12 months of the termination of the Merger Agreement, Steinway (x) enters into a definitive agreement for the consummation of a Competing Proposal and such Competing Proposal is subsequently consummated (regardless of whether such consummation occurs within the 12 month period) or (y) consummates a Competing Proposal (provided, however, that the references to “15%” in the definition of Competing Proposal shall be deemed to be references to “50%”);

•

by Steinway because prior to the Offer Closing the board of directors of Steinway has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions described above in the section “—Acquisition Proposals;”

•	by Parent because Steinway has entered into an Alternative Acquisition Agreement;

•	by Parent because Steinway or any of its subsidiaries has materially breached the terms and conditions described above in the section “—Acquisition Proposals;” or

•

by Parent because the board of directors of Steinway has made an Adverse Recommendation Change or failed to publicly reaffirm the Company Recommendation within seven business days of receipt of a written request by Parent to provide such reaffirmation following a publicly known Competing Proposal.

Steinway has agreed to pay Parent or its designees all of the out-of-pocket fees and expenses incurred by Parent, Purchaser and their respective affiliates in connection with the Transactions, including the financing (the “Parent Expenses”), up to $2,000,000 in the aggregate, if Steinway or Parent terminates the Merger Agreement in connection with an Offer Termination; provided, that Steinway shall not be required to pay the Parent Expenses if Parent or Purchaser is in material breach of the Merger Agreement or Steinway is entitled to the Reverse Termination Fee.

Parent has agreed to pay a reverse termination fee of $31,150,000 in cash (the “Reverse Termination Fee”) if the Merger Agreement is terminated by Steinway:

•

because all of the conditions to the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the Merger), and Parent and Purchaser fail to consummate the Merger within two business days following the date the closing of the Merger should have occurred; or

•	because (i) all the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer and (ii) Parent shall have failed to consummate the Offer within two business days.

Notwithstanding the rights described below in the section “—Availability of Specific Performance,” Steinway acknowledged and agreed that Steinway’s right to receive payment of the Reverse Termination Fee as described in this section “—Termination Fees”, together with certain indemnification and expense reimbursement obligations related to the Debt Financing, are the sole and exclusive remedies of Steinway against Parent, Purchaser, Guarantor (as defined below), the debt financing sources or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount, none of Parent, Purchaser, Guarantor, the debt financing sources or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. The parties to the Merger Agreement agreed that Steinway is not entitled to specific performance, as described below in the section “—Availability of Specific Performance,” if Parent has paid in full, and Steinway has accepted, the Reverse Termination Fee.

Notwithstanding the rights described below in the section “—Availability of Specific Performance,” each of Parent and Purchaser acknowledged and agreed that if the Company Termination Fee becomes payable and is paid by Steinway as described in this section “—Termination Fees”, the right to receive the Company Termination Fee as described in this section “—Termination Fees”, together with reimbursement of any applicable Parent Expenses, are the sole and exclusive remedies of Parent and Purchaser against Steinway and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount, no such persons shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

The parties to the Merger Agreement acknowledged that the agreements contained in the provisions described in this section “—Termination Fees” are an integral part of the Transactions and that, without those provisions, none of the parties would have entered into the Merger Agreement. If Steinway or Parent, as the case may be, fails to promptly pay any amount due as described in this section “—Termination Fees,” and either Parent or Steinway, as the case may be, commences a suit that results in a judgment against the other party, such paying party shall reimburse the other party for all costs and expenses (including attorneys’ fees) incurred in connection with such suit, together with interest on such amount.

Availability of Specific Performance.

The Merger Agreement provides that Steinway shall not be entitled to specific performance or any other equitable relief in order to cause Parent and Purchaser to consummate the Offer or the Merger or cause the Equity Financing to be funded (whether under the Merger Agreement or the Equity Commitment Letter) unless (i) all conditions to the Offer and the closing of the Merger (other than those conditions that by their terms are to be satisfied at the Offer Closing or the closing of the Merger, as applicable, but subject to the satisfaction of such conditions at the Offer Closing or closing of the Merger, as applicable) have been satisfied or waived, (ii) Parent and Purchaser have failed to complete the closing of the Merger by the date the closing of the Merger is required to occur pursuant to the Merger Agreement, (iii) the Debt Financing has been funded or the Lenders have irrevocably confirmed to Parent in writing that the Debt Financing will be funded at the Offer Closing (if the Equity Financing is funded) and (iv) Steinway has irrevocably confirmed to Parent in writing that if specific performance is granted and the Debt Financing and the Equity Financing are funded, then the Offer Closing or closing of the Merger, as applicable, will occur.

Subject to the foregoing paragraph, the parties to the Merger Agreement agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions, and agreed that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity in any such event and prior to the valid exercise of any termination right by the parties as described above in the section “—Termination Fees.”

Expenses. Pursuant to the Merger Agreement, other than as otherwise described above in (i) the section “—Financing” and (ii) the section “—Termination Fees” all expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Rights Plan Amendment

Steinway entered into Amendment No. 3 dated August 14, 2013 (the “Rights Plan Amendment”) to Rights Agreement dated September 26, 2011, as amended by Amendment No. 1 to Rights Agreement dated February 20, 2013, and Amendment No. 2 Rights Agreement dated June 30, 2013, by and between Steinway and Continental Stock Transfer & Trust Company, as Rights Agent. The Rights Plan Amendment provides that the Merger Agreement and related transactions, including the consummation of the Offer and the Merger and any related transactions, will not cause the Rights to become exercisable or cause any of the other protective features afforded to Steinway under the Rights Plan to come into effect. Under the Rights Plan Amendment, no party to the Merger Agreement or the related transactions shall be deemed to be the Beneficial Owner (as defined in the

Rights Plan) of any common shares held by any other party solely by virtue of the approval, execution, delivery and/or the existence of the Merger Agreement or the related transactions or the performance of such party’s rights and obligations under the Merger Agreement or the related transactions. The Rights Plan Amendment further provides that all Rights established under the Rights Plan shall automatically expire immediately prior to the closing of the Offer.

The foregoing description of the Rights Plan Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rights Plan Amendment attached as Exhibit 10.1 to Steinway’s Current Report on Form 8-K filed August 14, 2013, which is incorporated herein by reference.

Guaranty

Concurrent with the execution of the Merger Agreement, Sponsor (the “Guarantor”) delivered a limited guaranty for the benefit of Steinway, guaranteeing certain payment obligations of Parent under the Merger Agreement (the “Guaranty”).

Under the Guaranty, the Guarantor, intending to be legally bound, irrevocably and unconditionally guaranteed to Steinway the payment of the Reverse Termination Fee, certain expense reimbursement obligations related to enforcement and collection of the Company Termination Fee, and certain indemnification and expense reimbursement obligations related to the Debt Financing, if, as and when such obligations become payable under the Merger Agreement (the “Guaranteed Obligations”). The aggregate limitation on the liability the Guarantor may have for the Guaranteed Obligations under the Guaranty shall not exceed $31.15 million.

By its acceptance of the benefits of the Guaranty, Steinway acknowledged and agreed that the Guarantor shall have no obligations under or in connection with the Guaranty except as expressly provided by the Guaranty. Recourse against the Guarantor under the Guaranty is the sole and exclusive remedy of Steinway against the Guarantor or any related person to the Guarantor, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantor or any related person or otherwise, except for (i) claims in respect of the Confidentiality Agreement or Steinway’s rights as a third-party beneficiary under the Equity Commitment Letter, (ii) claims by Steinway against Parent or Purchaser under the Merger Agreement, (iii) claims against Parent seeking to cause Parent to enforce the Equity Commitment Letter and (iv) claims against the Guarantor for specific performance of the Guarantor’s obligation under the Equity Commitment Letter to fund its commitment thereunder pursuant to the terms of, and subject to the limitations set forth in, the Merger Agreement.

The Guaranty will terminate and the Guarantor will have no further obligations under or in connection with the Guaranty as of the earliest of: (i) the Effective Time, (ii) the time at which all amounts payable by the Guarantor under the Guaranty are paid in full and (iii) the date which is 180 days following the termination of the Merger Agreement if Steinway has not presented a claim for payment under the Guaranty by such 180th day. This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (d)(7) to the Schedule TO filed with the SEC, and is incorporated by reference herein.

Confidentiality Agreement

On July 12, 2013, Steinway and Sponsor entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties and/or their affiliates. Under the Confidentiality Agreement, Sponsor agreed, subject to certain exceptions, (i) to keep confidential any non-public information concerning Steinway, (ii) to certain employee non-solicitation provisions for a period of 24 months from the date of the Confidentiality Agreement and (iii) to certain “standstill” provisions for a period of 24 months from the date of the Confidentiality Agreement, in each case for the protection of Steinway. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, and is incorporated by reference herein.

12.	Purpose of the Offer; Plans for Steinway.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Steinway. The Offer, as the first step in the acquisition of Steinway, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger immediately following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Steinway or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Steinway. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Steinway.

Merger Without a Vote. If the Offer is consummated, we do not anticipate seeking the approval of Steinway’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Steinway in accordance with Section 251(h) of the DGCL. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties do not complete the Merger within one business day of the closing of the Offer and the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Steinway will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

Plans for Steinway. It is expected that, initially following the Merger, the business and operations of Steinway will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Steinway during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Steinway’s business, operations, capitalization and management with a view to optimizing development of Steinway’s potential.

To the best knowledge of Purchaser and Parent, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Steinway, on the one hand, and Parent, Purchaser, Sponsor or Steinway, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Steinway entering into any such agreement, arrangement or understanding.

It is possible that certain members of Steinway’s current management team will enter into new employment arrangements with Steinway that will take effect after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into only following approval by a committee of independent directors of Steinway or after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Steinway (acting through its compensation committee or special committee as required by Rule 14d-10(d)(2)(ii)), prior to the Expiration Date, will take all such steps as may be required to cause any compensation arrangements entered into by Steinway or its subsidiary to be approved or ratified (to the extent not previously so approved or ratified) as “employment compensation, severance or other employee benefit arrangement” by the compensation committee as required by Rule 14d-10(d)(2)(ii) comprised solely of “independent directors” (in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) of Steinway in accordance with Rule 14d-10(d)(2) under the Exchange Act for purposes of satisfying the requirements of the non-exclusive safe-harbor set forth in that rule.

At the Effective Time, the articles of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation and the bylaws of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation and bylaws. The directors of Purchaser at the Effective Time will become the directors of the Surviving Corporation and the officers of Steinway at the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer, Plans for Steinway—Plans for Steinway,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Steinway or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Steinway or any of its subsidiaries, (iii) any material change in Steinway’s capitalization or dividend policy, (iv) any other material change in Steinway’s corporate structure or business or (v) any material change in the composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger immediately following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the Offer Closing, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Purchaser. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause Steinway to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Immediately following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Steinway to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Steinway to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Steinway, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Steinway and persons holding “restricted securities” of Steinway to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Steinway to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Steinway will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Steinway or any subsidiary of Steinway.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Steinway common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Steinway common stock tendered pursuant to the Offer unless:

(i) the Minimum Tender Condition has been satisfied;

(ii) the Rights Plan Condition has been satisfied;

(iii) (a) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated and (b) the affirmative approval or clearance of governmental authorities required under Antitrust Laws of Germany relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have been obtained (the “Antitrust Condition”);

(iv) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(v) the representations and warranties of Steinway contained in (a) Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all material respects as of the Expiration Date, (b) Section 4.4 (Authority Relative to Agreement); Section 4.25 (Takeover Statutes); Section 4.26 (No Vote Required); Section 4.27 (Brokers); and Section 4.28 (KSTW Merger Agreement) of the Merger Agreement shall be true and correct in all material respects as of the Expiration Date, and (C) the Merger Agreement, other than those sections specifically identified in clauses (a) and (b), shall be true and correct (disregarding for purposes of this clause (c) any materiality or “Company Material Adverse Effect” qualifications therein), except with respect to both clause (b) and clause (c), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (c) shall be deemed to have been satisfied even if any representations and warranties of Steinway are not so true and correct unless the failure of such representations and warranties of Steinway to be so true and correct would have, individually or in the aggregate, a Company Material Adverse Effect; provided, further, however, solely for the purposes of clause (a) above, if one or more inaccuracies in the representations and warranties set forth in Section 4.3 (Capitalization) of the Merger Agreement would cause damages or diminution in value to Parent or Purchaser of $5 million or more or would cause the aggregate amount required to be paid by Parent and/or Purchaser to consummate the Transactions, to increase by $5 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (a) above;

(vi) Steinway shall have performed or complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement;

(vii) since the date of the Merger Agreement, there shall not have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; and

(viii) the Merger Agreement shall not have been terminated in accordance with its terms.

Prior to the Offer Closing, Steinway shall deliver to Parent a certificate, signed on behalf of Steinway by its chief executive officer, certifying that none of the conditions set forth in clauses (v), (vi) and (vii) above shall have occurred and be continuing as of the expiration of the Offer.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Steinway with the SEC and other information concerning Steinway, we are not aware of any governmental license or regulatory permit that appears to be material to Steinway’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Steinway’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Sponsor, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Sponsor and Steinway expect to file their Premerger Notification and Report Forms on or before August 28, 2013 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. If within fifteen calendar days from the foregoing filing, which is the initial waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Sponsor with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with Sponsor’s consent. In practice, complying with a Second Request can take a significant period of time. Although Steinway is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Steinway’s failure to make those filings nor a request for additional documents and information issued to Steinway from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Steinway. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Steinway, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

After consultation with the German Federal Cartel Office, we have determined that no approval or pre-clearance is required under antitrust laws of Germany relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger.

State Takeover Laws. Steinway is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Steinway board of directors approved the Merger Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Steinway, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 —“Certain Conditions of the Offer.”

17.	Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Appraisal Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Steinway may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid for Shares in the Offer or the Merger. Stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

Parent, Purchaser and Steinway have agreed that any impact on the value of the Shares as a result of any prospective exercise by Purchaser of the Top-Up Option, if applicable, will not be taken into account in any determination of the fair value of any Shares in respect of which any holders thereof properly demand appraisal in accordance with Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Steinway a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Appraisal Shares will cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Per Share Merger Consideration.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Per Share Merger Consideration.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Steinway is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of Steinway’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Steinway” above.

Pianissimo Acquisition Corp.

August 21, 2013

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND SPONSOR

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, New York 10020 and the telephone number is (212) 956-1221.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Michael Waldorf Director and President	U.S.	Managing Director of Paulson & Co. Inc. since 2009. Prior to that time Senior Vice President of Paulson & Co. Inc.

Lisa Chun Director and Vice President, Treasurer and Secretary	U.S.	Senior Vice President of Paulson & Co. Inc since 2012. Vice President of Paulson & Co. Inc. from 2009 to 2012. Prior to that time Chief Compliance Officer and Assistant General Counsel at Ellington Management Group.

Kevin Swanson Director	U.S.	Vice President of Paulson & Co. Inc since 2013. Founder and Managing Director of Cygnet Advisors, Inc. from 2008 to 2013. Partner at DMB Capital Partners from 2008 to 2009. Cygnet Advisers was engaged in the business of investment banking and its principal business address was 1200 Fifth Avenue, New York, New York 10029. DMB Capital Partners was engaged in the business of making private equity investments and its principal business address was 1675 Broadway, New York, New York 10019.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, New York 10020 and the telephone number is (212) 956-1221.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Michael Waldorf Director and President	U.S.	See above.

Lisa Chun Director and Vice President, Treasurer and Secretary	U.S.	See above.

Kevin Swanson Director	U.S.	See above.

Sponsor. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of the Sponsor. Unless otherwise indicated, the current business address of each person is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, New York 10020 and the telephone number is (212) 956-1221.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
John Paulson President and Sole Director	U.S.	President and founder of Paulson & Co. Inc.

Chris Bodak Chief Financial Officer	U.S.	Chief Financial Officer of Paulson & Co. Inc.

Putnam Coes Chief Operating Officer	U.S.	Chief Operating Officer of Paulson & Co. Inc.

Stuart Merzer General Counsel and Chief Compliance Officer	U.S.	General Counsel and Chief Compliance Officer of Paulson & Co. Inc.

Andrew Hoine Director of Research	U.S.	Director of Research of Paulson & Co. Inc.

Keith Hannan Head Trader	U.S.	Head Trader of Paulson & Co. Inc.

Michael Waldorf Managing Director	U.S.	See above.

SCHEDULE II

TRANSACTIONS IN STEINWAY’S COMMON STOCK

In the last 60 days, accounts and funds managed by Sponsor engaged in the following open market transactions in Steinway’s common stock.

Transaction Type	Date	Number of Shares	Price per Share
Buy	July 1, 2013	328.00	$ 35.0600
Buy	July 1, 2013	19.00	35.0600
Buy	July 1, 2013	1,461.00	35.0600
Buy	July 1, 2013	268.00	35.0600
Buy	July 1, 2013	127.00	35.0600
Buy	July 1, 2013	43.00	35.0600
Buy	July 1, 2013	4,150.00	35.0600
Buy	July 1, 2013	13,380.00	35.0600
Buy	July 1, 2013	746.00	35.0600
Buy	July 1, 2013	4,478.00	35.0600
Buy	July 1, 2013	984.00	35.0702
Buy	July 1, 2013	56.00	35.0702
Buy	July 1, 2013	4,380.00	35.0702
Buy	July 1, 2013	805.00	35.0702
Buy	July 1, 2013	380.00	35.0702
Buy	July 1, 2013	131.00	35.0702
Buy	July 1, 2013	12,454.00	35.0702
Buy	July 1, 2013	40,138.00	35.0702
Buy	July 1, 2013	2,239.00	35.0702
Buy	July 1, 2013	13,433.00	35.0702
Buy	July 1, 2013	382.00	35.0820
Buy	July 1, 2013	22.00	35.0820
Buy	July 1, 2013	1,700.00	35.0820
Buy	July 1, 2013	312.00	35.0820
Buy	July 1, 2013	147.00	35.0820
Buy	July 1, 2013	51.00	35.0820
Buy	July 1, 2013	4,832.00	35.0820
Buy	July 1, 2013	15,573.00	35.0820
Buy	July 1, 2013	869.00	35.0820
Buy	July 1, 2013	5,212.00	35.0820
Buy	July 1, 2013	500.00	35.0850
Buy	July 1, 2013	28.00	35.0850
Buy	July 1, 2013	2,225.00	35.0850
Buy	July 1, 2013	409.00	35.0850
Buy	July 1, 2013	193.00	35.0850
Buy	July 1, 2013	67.00	35.0850
Buy	July 1, 2013	6,327.00	35.0850
Buy	July 1, 2013	20,390.00	35.0850
Buy	July 1, 2013	1,137.00	35.0850
Buy	July 1, 2013	6,824.00	35.0850
Buy	July 2, 2013	1,285.00	35.2500
Buy	July 2, 2013	146.00	35.2500
Buy	July 2, 2013	5,841.00	35.2500
Buy	July 2, 2013	1,566.00	35.2500
Buy	July 2, 2013	19.00	35.2500

Transaction Type	Date	Number of Shares	Price per Share
Buy	July 2, 2013	115.00	35.2500
Buy	July 2, 2013	868.00	35.2500
Buy	July 2, 2013	8.00	35.2500
Buy	July 2, 2013	152.00	35.2500
Sell	July 9, 2013	31,232.00	35.6000
Sell	July 9, 2013	5,137.00	35.6000
Sell	July 9, 2013	95,322.00	35.6000
Sell	July 9, 2013	29,329.00	35.6000
Sell	July 9, 2013	311.00	35.6000
Sell	July 9, 2013	847.00	35.6000
Sell	July 9, 2013	1,909.00	35.6000
Sell	July 9, 2013	10,634.00	35.6000
Sell	July 9, 2013	133.00	35.6000
Sell	July 9, 2013	2,346.00	35.6000

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by overnight delivery
(by 12:00 midnight NYC time at the end of the day on the Expiration Date)

Continental Stock Transfer & Trust Company	Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor	17 Battery Place, 8th Floor
New York, NY 10004	New York, NY 10004
Attention: Corporate Actions Department	Attention: Corporate Actions Department

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833